SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                              SCHEDULE 14D-1/A
                             (AMENDMENT NO. 6)
                           TENDER OFFER STATEMENT
    PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                    AND
                               SCHEDULE 13D/A
                             (AMENDMENT NO. 8)
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              ________________

                       CHOCK FULL O'NUTS CORPORATION
                         (NAME OF SUBJECT COMPANY)

                        CFN ACQUISITION CORPORATION
                            SARA LEE CORPORATION

                                 (BIDDERS)
                              ________________

                   COMMON STOCK, PAR VALUE $.25 PER SHARE
      7% CONVERTIBLE SENIOR SUBORDINATED DEBENTURES DUE APRIL 1, 2012
       8% CONVERTIBLE SUBORDINATED DEBENTURES DUE SEPTEMBER 15, 2006

                       (TITLE OF CLASS OF SECURITIES)
                              ________________

                                   170268
                                 170268AC0
                                 170268AB2

                   (CUSIP NUMBER OF CLASS OF SECURITIES)
                              ________________

                         JANET LANGFORD KELLY, ESQ.
            SENIOR VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                            SARA LEE CORPORATION
                         THREE FIRST NATIONAL PLAZA
                          CHICAGO, ILLINOIS 60602
                         TELEPHONE: (312) 726-2600
        (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
          RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                  COPY TO:

                        CHARLES W. MULANEY, JR. ESQ.
              SKADDEN, ARPS, SLATE, MEAGHER & FLOM (ILLINOIS)
                     333 WEST WACKER DRIVE, SUITE 2300
                        CHICAGO, ILLINOIS 60606-1285
                         TELEPHONE: (312) 407-0700




                CFN Acquisition Corporation, a New York corporation ("Purchaser") and a wholly owned subsidiary of Sara Lee Corporation, a Maryland corporation ("Sara Lee"), and Sara Lee hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (as amended from time to time, the "Schedule 14D-1"), originally filed with the Securities and Exchange Commission on May 7, 1999, with respect to Purchaser's offer to purchase (i) all of the outstanding shares of common stock, par value $.25 per share, and the associated common stock purchase rights (the "Rights") issued pursuant to the Amended and Restated Rights Agreement, dated as of December 30, 1997, by and between Chock Full O'Nuts Corporation, a New York corporation (the "Company"), and the American Stock Transfer & Trust Company, as Rights Agent (such shares of common stock and the associated Rights, collectively, the "Shares"), of the Company , at a price of $10.50 per Share, (ii) all of the outstanding 7% Convertible Senior Subordinated Debentures due April 1, 2012 (the "7% Debentures"), at a price of $1,275.82 per $1,000 principal amount, and (iii) all of the outstanding 8% Convertible Subordinated Debentures due September 15, 2006 (the "8% Debentures" and, together with the 7% Debentures, the "Convertible Debentures"), at a price of $1,344.43 per $1,000 principal amount, the respective offer prices being net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the applicable Letters of Transmittal referred to in the Schedule 14D-1 (which, as they may be amended or supplemented from time to time, together constitute the "Offer"). Unless otherwise indicated herein, each capitalized term used herein but not defined herein shall have the meaning ascribed to such term in the Schedule 14D-1 or in the Offer to Purchase referred to therein.

 ITEM 10.  ADDITIONAL INFORMATION.

      The information set forth in Item 10(f) of the Schedule 14D-1 is hereby amended and supplemented by the following information:

      On June 8, 1999, Sara Lee and the Company jointly announced that they had entered into an agreement and plan of merger. The agreement provides that the shareholders of the Company will receive shares of Sara Lee common stock having a market value of $11.00 per share, provided that the number of shares of Sara Lee common stock issued for each outstanding share of the Company will not be more than 0.5238, subject to certain adjustments, or less than 0.4231. The merger is subject to certain conditions, including, but not limited to, the approval of the Company's shareholders. The merger agreement is filed as Exhibit (a)(13) hereto and is incorporated by reference herein. As a result of the merger, unless earlier redeemed by the Company, the 7% Convertible Senior Subordinated Debentures and the 8% Convertible Subordinated Debentures of the Company that remain outstanding will become convertible into the right to receive the per-share consideration received by shareholders of the Company in the merger. Sara Lee also announced that in connection with the merger agreement, it has terminated the Offer. The full text of the press release is filed as Exhibit (a)(14) hereto and is incorporated by reference herein.

 ITEM 11.  MATERIALS TO BE FILED AS EXHIBITS.

      (a)(13) Agreement and Plan of Merger, dated June 8, 1999, between Sara Lee Corporation, CFN Acquisition Corporation and Chock Full O'Nuts Corporation.

      (a)(14) Joint Press Release of Sara Lee and Chock Full O'Nuts Corporation dated June 8, 1999.


                                 SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Date: June 8, 1999

                               CFN ACQUISITION CORPORATION


                               By:    /s/ R. Henry Kleeman
                                      ------------------------------
                               Name:   R. Henry Kleeman
                               Title:  Vice President and Assistant
                                       Secretary


                               SARA LEE CORPORATION


                               By:    /s/ R. Henry Kleeman
                                      -----------------------------------
                               Name:  R. Henry Kleeman
                               Title: Chief Counsel - Corporate &
                                      Securities and Assistant Secretary



                             INDEX TO EXHIBITS


 Exhibit Number                     Exhibit
 --------------                     -------

      (a)(13) Agreement and Plan of Merger, dated June 8, 1999, between Sara Lee Corporation, CFN Acquisition Corporation and Chock Full O'Nuts Corporation.

      (a)(14) Joint Press Release of Sara Lee and Chock Full O'Nuts Corporation dated June 8, 1999.